NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 6, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 2, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Aames Investment Corporation and Accredited Home Lenders Holding Co. became automatically effective on October 1, 2006 (Sunday). For each share of Common Stock of Aames Investment Corporation holders elected to receive: cash in the amount equal to $51.94 (the closing price of Accredited's Common Stock on May 24, 2006, the date of the merger agreement) multiplied by the exchange ratio, or a fraction of a share of Accredited Common Stock equal to the exchange ratio. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 2, 2006.